EXHIBIT 8.1

List of subsidiaries of the Company

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Direct/Indirect
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Direct
Devon Resources SARL	Democratic Republic of the Congo	100%	Indirect
Navarro Resources SARL	Democratic Republic of the Congo	100%	Indirect
Loncor Kilo Inc.	Ontario, Canada	100%	Direct
Adumbi Mining S.A.	Democratic Republic of the Congo	84.68%	Indirect
KGL Isiro Atlantic Ltd	British Virgin Islands	100%	Indirect
Nevada Bob's Franchising, Inc. (this subsidiary is dormant)	Delaware, USA	100%	Direct